UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 1)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “Background of the Offer” with the following paragraph:

“Following announcement of the transaction, the Company commenced a “go-shop” process, with Deutsche Bank’s assistance. Pursuant to the terms of the Merger Agreement, the 21-day “go-shop” period expired at 11:59 p.m. (New York City time) on April 7, 2015. During the “go-shop” period, the Company was permitted to solicit, discuss and negotiate competing acquisition proposals from third parties. During this period, the Company and its financial advisor, Deutsche Bank, under the direction of the Company’s Board of Directors, undertook a solicitation effort, in which 28 potential acquirers believed to have potential strategic or financial interest in an alternative transaction to the announced Merger Agreement were contacted. These contacts included all 10 parties that, in addition to Microsemi, had executed non-disclosure agreements with the Company in connection with the pre-signing sale process. One additional party signed a new non-disclosure agreement. During the “go-shop” period, no party submitted an indication of interest, proposal or offer with respect to an acquisition of the Company, or indicated that it wished to continue discussions or negotiations with the Company with respect to such an acquisition. Starting April 8, 2015, the Company became subject to a “no-shop” provision that limits its ability to solicit competing acquisition proposals. Under the terms of the Merger Agreement, the Company’s Board of Directors may nonetheless furnish information to, and engage in discussions and negotiations with, a person submitting an acquisition proposal that the Company’s Board of Directors determines in good faith is, or is reasonably likely to lead to, a “superior proposal”.”

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “Purposes of the Transaction and Plans or Proposals” with the following paragraph:

“Notwithstanding the foregoing, during the period beginning on March 17, 2015 and ending on the earlier of the completion of the Offer or April 7, 2015 (such date and time, the “No-Shop Period Start Date”), the Company and its representatives had the right to (i) initiate, solicit and encourage, whether publicly or otherwise, alternative business combination transactions; and (ii) enter into and maintain discussions or negotiations with respect to such transactions or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations in relation to alternative business combination transactions. The “go-shop” period expired at 11:59 p.m. (New York City time) on April 7, 2015, as further discussed above in “Item 4 —The Solicitation or Recommendation —Background of the Offer.” Beginning on the No-Shop Period Start Date and ending on the earlier of the Effective Time or the termination of the Merger Agreement, the Company will be generally prohibited from engaging in the activities described in this paragraph, subject to certain exceptions set forth in the Merger Agreement. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives a proposal in relation to an alternative business combination transaction. The information set forth in Section 11 of the Offer to Purchase under the heading “Solicitation of Transactions” is incorporated herein by reference.”

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust Compliance” with the following paragraph:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which began when Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on March 23, 2015, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company was required to file a Premerger Notification and Report Form within ten days after Parent filed its Premerger Notification and Report Form. Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on March 23, 2015 and March 31, 2015, respectively. The required waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on April 7, 2015, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in the Offer to Purchase and the related Letter of Transmittal.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer